Exhibit 99.2

KORNIT DIGITAL LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 21, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Itamar Rosen, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Kornit Digital Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday August 17, 2015, at an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Thursday, September 21, 2015 at 2:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed below, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any proposal for the Meeting, this Proxy will be voted “FOR” each such proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. In such case, however, the votes under this Proxy will not count towards the special majority of shareholders lacking a Personal Interest in any such proposal, as described in the Proxy Statement.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

September 21, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

			FOR	AGAINST	ABSTAIN

Directions

If you possess a Personal Interest (as described in the Proxy Statement) in the approval of Proposal 1 or 2 and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company’s General Counsel, Itamar Rosen, at +972-3-908-5800 or itamar.rosen@kornit.com, who will advise you as to how to submit your vote for any such proposal.

		1. To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).	□	□	□
		2. To approve the grant of options to Mr. Gabi Seligsohn, our Chief Executive Officer and director.	□	□	□

By filling out and returning this proxy card with respect to Proposal 1 or 2 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.